UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Mr. Hafiz Lalani, a member of the board of directors of Sportradar Group AG (the “Company”), has submitted his resignation from the board of directors, in conjunction with his departure as an employee of CPP Investments, effective as of the close of business on February 13, 2025. In accordance with the Company’s applicable corporate governance agreements, CPP Investments has proposed Pascal Keutgens to be considered by stockholders for election to the board. Mr. Keutgens joined CPP Investments in 2019 and is currently Head of Direct Private Equity in Europe. The nomination of Mr. Keutgens will be presented to stockholders at the Company’s 2025 Annual General Meeting to be held on May 15, 2025. Further information on the 2025 AGM will be made available in March 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2025

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name:	Michael C. Miller
Title:	Chief Legal Officer